11016924

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53735

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tryon Street, Suite 5400
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Ryan 704-333-0528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516 (Address) Charlotte (City) NC (State) 28211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McColl Partners, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company"), a wholly-owned subsidiary of McColl Group, LLC, as of December 31, 2010 and 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 17, 2011

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2010 and 2009
(Confidential Treatment Requested)

Assets

	2010	2009
Cash	$ 12,344,434	$ 3,683,505
Certificates of deposit	100,378	1,304,319
Accounts receivable, net of allowance for doubtful accounts	1,995,238	481,797
Prepaid expenses	99,054	106,524
Property and equipment, net of accumulated depreciation	222,449	328,917
Total assets	$ 14,761,553	$ 5,905,062

Liabilities and Member's Equity

	2010	2009
Compensation payable	$ 2,919,672	$ 845,750
Deferred revenue	759,641	489,474
Accounts payable and other liabilities	821,931	481,363
Total liabilities	4,501,244	1,816,587
Member's equity	10,260,309	4,088,475
Total liabilities and member's equity	$ 14,761,553	$ 5,905,062

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2010 and 2009
(Confidential Treatment Requested)

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a Delaware limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with a remaining maturity of three months or less at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced losses in such deposit accounts. At December 31, 2010 the Company holds approximately $9.6 million of cash in excess of the FDIC coverage but believes it is not exposed to any significant credit risk on cash and cash equivalents.

Certificates of deposit – Certificates of deposit include various certificates of deposit with an original maturity of three months or greater.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and unbilled in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $208,002 and $170,477 at December 31, 2010 and 2009, respectively. The allowance for doubtful accounts was $648,205 and $302,224 at December 31, 2010 and 2009, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased. Purchased property and equipment is depreciated over the respective lives of the assets. Accumulated depreciation was $669,820 and $521,467 at December 31, 2010 and 2009, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2010 and December 31, 2009 represents retainer fees paid for advisory services to be rendered in 2011 and 2010, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2010 and 2009.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events – The Company evaluated the effects subsequent events would have on the financial statements through February 17, 2011, which is the date the financial statements were available to be issued.

3. Commitment and Contingencies

The Company leases the Charlotte, NC office under an operating lease, which began in November 2005. The lease has an escalating rent clause of 2.5% per year. The lease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

During October 2010, the Company moved to a new office in Dallas, TX under an operating lease. The lease has an escalating rent clause of $.50/rsf each year. The lease has a term of 40 months.

4. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

5. Related Party Transactions

The Company had a referral fee of $68,788 that was payable to a related party at December 31, 2010.

6. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full-time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

8. Concentrations

Two customers accounted for approximately 61% of the gross accounts receivable balance at December 31, 2010, and two different customers accounted for approximately 34% of the gross accounts receivable balance at December 31, 2009.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of
The McColl Group LLC)
Charlotte, North Carolina

Statements of Financial Condition

December 31, 2010 and 2009